Attachment to N-SAR Sub-Item 77C

On June 30, 2010, the Company held its annual meeting of stockholders where the following matters were approved by stockholders.  As of the record date of May 25, 2010 (the “Record Date”), the Company had 10,215,995 outstanding shares of common stock, each of which was entitled to cast one vote.  Represented in person or by proxy at this Meeting were a total of 7,485,455 shares of common stock, constituting a quorum.

(i)
The election of Albert L. Richey and Robert V. Sinnott as Class I directors, each to serve for a term of three years until the Company’s 2013 annual meeting of stockholders and until his successor is duly elected and qualified.

The election of each of Mr. Richey and Mr. Sinnott as a Class I Director requires the affirmative vote of the holders of a majority of shares of the Company’s common stock outstanding as of the Record Date. For the purposes of determining whether the majority of the votes entitled to be cast by the common stockholders has elected a nominee, each common share is entitled to one vote.

a.	In the election of Mr. Richey, 7,195,341 shares were cast in favor, and 290,114 withheld authority.

b.	In the election of Mr. Sinnott, 7,257,477 shares were cast in favor, and 227,978 shares withheld authority.

As a result of the vote on this matter, Albert L. Richey and Robert V. Sinnott were each elected to serve as directors of the Company for a 3-year term.

William R. Cordes and Barry R. Pearl continued as directors, and their terms expire on the date of the 2011 annual meeting of stockholders. Kevin S. McCarthy and William L. Thacker continued as directors, and their terms expire on the date of the 2012 annual meeting of stockholders.

(ii)
The approval of a proposal to authorize the Company to sell shares of its common stock at a net price less than net asset value per share, subject to certain conditions, effective for a period expiring on the date of the Company’s 2011 annual meeting of stockholders.

The approval of this proposal requires both of the following:

a.
The affirmative vote of a majority of all common stockholders on the records of the Company’s transfer agent as of the Record Date, which may not reflect the underlying beneficial owners. With respect to this requirement, 3 holders of common stock voted in favor, no holders of common stock voted against, no holders of common stock abstained, and there were no broker non-votes out of 5 total common stock holders.

b.
The affirmative vote of a majority of the votes cast by the holders of the Company’s common stock outstanding as of the Record Date.  With respect to this requirement, 4,941,150 shares were cast in favor, 386,637 shares were cast against, 93,795 shares abstained, and there were 2,063,873 broker non-votes.

As a result of the vote on this matter, the proposal has been approved.

(iii)	The approval of a proposal to authorize the Board of Directors to withdraw the Company’s election to be treated as a business development company under the Investment Company Act of 1940, as amended.

The approval of this proposal required the affirmative vote of either (i) 67% or more of the votes cast by the holders of the Company’s common stock present at the this meeting, if the holders of more than 50% of the outstanding shares of the Company’s common stock are present or represented by proxy, or (ii) more than 50% of the outstanding shares of the Company’s common stock, whichever is less.

Attachment to N-SAR Sub-Item 77C

With respect to this proposal, 5,111,577 shares of common stock voted in favor, 224,054 shares of common stock voted against, 85,950 shares of common stock abstained, and there were 2,063,873 broker non-votes.

As a result of the vote on this matter, the proposal has been approved.

(iv)	The ratification of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for its fiscal year ending November 30, 2010.

The approval of this proposal required the affirmative vote of a majority of the votes cast by the holders of the Company’s common stock outstanding as of the Record Date. With respect to this proposal, 7,236,593 shares of common stock voted in favor, 127,766 shares of common stock voted against, 121,093 shares of common stock abstained, and there were no broker non-votes.

As a result of the vote on this matter, the proposal has been approved.